# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MacKenzie Realty Capital, Inc., CIK 0001550913
CUSIP: 55453W105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 89 DAVIS ROAD, STE. 100, ORINDA, California (CA), 94563
Date of event which requires filing of this statement: 10/02/2025
Filed by CIK 0001103016
Persons authorized to receive notices and communications: Chip Patterson, 89 Davis Rd. Suite 100, Orinda, California (CA), 94563, 925-631-9100

## Reporting persons
- DIXON ROBERT E (CIK 0001103016): type of reporting person: individual (IN); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: personal funds (PF), working capital (WC), other (OO); sole voting power 32,295; shared voting power 92,424; sole dispositive power 32,295; shared dispositive power 92,424; aggregate amount beneficially owned 124,719 (7.1% of the class)
  Comment: (1) The number of shares reported as beneficially owned is as of October 3, 2025. The shares reported consists of (A) 32,295 shares owned directly by the reporting person, as well as (B) 5,569 shares owned by MPF Successors, LP ("MPF Successors") and 86,855 shares owned by MacKenzie Real Estate Advisers, LP ("MREA"), in which the reporting person has a pecuniary interest and as to which the reporting person may be deemed to share voting power and investment power.
  
  (2) The percentage is calculated based on a total of 1,769,284 of the Issuer's shares of common stock outstanding as of September 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MacKenzie Realty Capital, Inc.
Address of issuer's principal executive offices: 89 DAVIS ROAD, STE. 100, ORINDA, California (CA), 94563
Comment: This Amendment No. 1 (Amendment) amends and supplements the statement on Schedule 13D filed on August 21, 2025 (the Original Schedule 13D), relating to the shares of common stock, $0.0001 par value per share (the Shares) of MacKenzie Realty Capital, Inc. (the Issuer) capitalized terms used but not otherwise defined herein have the meanings set forth in the Original Schedule 13D. Except as specifically provided herein, each Item of the Original Schedule 13D remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person's total beneficial ownership amounts to 124,719 shares of common stock, constituting approximately 7.1% of the outstanding shares of common stock of the Issuer based upon 1,769,284 shares of common stock of the Issuer outstanding as of September 29, 2025.
Transactions in the class effected during the past sixty days: During the past sixty days, the Reporting Person acquired 9,000 shares on August 18, 2025 at $5.10 per share. As noted above, the Reporting Person also may be deemed to share voting power and investment power with respect to the following shares acquired by MREA: (i) on August 13, 2025, MREA acquired 1,000 shares at $4.92 per share and 1,000 shares at $4.91 per share; (ii) on August 12, 2025, MREA acquired 198 shares at $4.9365 per share and 1,000 shares at $4.9008 per share; (iii) on August 8, 2025, MREA acquired 2,000 shares at $4.4424 per share; (iv) on August 7, 2025, MREA acquired 7,949 shares at $4.64 per share; and (v) on August 6, 2025, MREA acquired 22,559 shares at $4.31 per share. (vi) on October 2, 2025, MREA acquired 4,000 shares at $5.10 per share; 4,000 shares at $5.05 per share; 4,000 shares at $5.00 per share; 2,000 shares at $5.09 per share (vii) on October 3, 2025, MREA acquired 1,000 shares at $5.10 per share.

## Signatures
- DIXON ROBERT E: /s/ Robert Dixon, Chip Patterson, Attorney-in-fact (10/06/2025)